Exhibit 21.1

RESIDEO TECHNOLOGIES, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	Country or State of Incorporation
Ademco 1 B.V.	Netherlands
Ademco 1 GmbH	Germany
ADEMCO 1 LIMITED	United Kingdom
Ademco 2 GmbH	Germany
Ademco Austria GmbH	Austria
Ademco CZ s.r.o.	Czech Republic
ADEMCO III Ltd.	Canada
Ademco Inc.	United States
Ademco Korea Co., Ltd.	South Korea
ADI — Gardiner Limited	United Kingdom
AlarmNet, Inc.	United States
Cara C’air B.V.	Netherlands
Honeywell HomMed LLC	United States
Honeywell Hotechnikai Korlatolt Felelossegu Tarsasag	Hungary
Honeywell Manufacturas de Chihuahua, S. de R.L. de C.V.	Mexico
Instromet Mexicana, S. de R.L. de C.V.	Mexico
Pittway 2 Sarl	Switzerland
Pittway BVBA	Belgium
Pittway Sarl	Switzerland
RADIO SYSTEMES INGENIERIE VIDEO TECHNOLOGIES SAS	France
Resideo Technologies, Inc.	United States
Securite Communications SAS	France